FORM C		OMB APPROVAL
FORM C	**UNITED STATES** **SECURITIES AND EXCHANGE COMMISSION** Washington, D.C. 20549	OMB Number ####-#### Estimated average burden hours per response ##.#

Form C: Filer Information

Filer CIK: 0001830570

Filer CCC:

Is this a LIVE or TEST Filing?   ◉ LIVE ○ TEST

Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?   ☐

Would you I ke a Return Copy?   ☐

Submission Contact Information

Name: James Varner

Phone Number: 919-271-2296

Contact E-Mail Address: jim@theottoproject.com

Notify via Filing Website only?   ☐

Notification Email Address: brandon.smith@localstake.com

Form C: Issuer Information

Issuer Information

Name of Issuer: Otto Connect, Inc.

Legal Status of Issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NORTH CAROLINA

Date of Incorporation/Organization: 08-21-2020

Physical Address of Issuer:

Address 1:   9107 MARIA LUISA PL

City: RALEIGH

State/Country: NORTH CAROLINA

Mailing Zip/Postal Code: 27617

Website of Issuer: https://www.ottoconnect.us

Intermediary through which the Offering will be Conducted:

CIK: 0001544442

Company Name: LOCALSTAKE MARKETPLACE LLC

Commission File Number: 008-69063

CRD Number:	000162726

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5% of funds raised plus $1,000 offering preparation fee

Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

12000

Price:

1.25000

Target Offering Amount:

15000

Maximum Offering Amount (if different from Target Offering Amount):

250000.00

Oversubscriptions Accepted: ⦿ Yes ○ No

If yes, disclose how oversubscriptions will be allocated:

Other

Provide a description:

At company's discretion

Deadline to reach the Target Offering Amount:

10-31-2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:

5.00

Total Assets Most Recent Fiscal Year-end:

0.00

Total Assets Prior Fiscal Year-end:

0.00

Cash and Cash Equivalents Most Recent Fiscal Year-end:

0.00

Cash and Cash Equivalents Prior Fiscal Year-end:

0.00

Accounts Receivable Most Recent Fiscal Year-end:

0.00

Accounts Receivable Prior Fiscal Year-end:

0.00

Short-term Debt Most Recent Fiscal Year-end:

0.00

Short-term Debt Prior Fiscal Year-end:

0.00

Long-term Debt Most Recent Fiscal Year-

end: 0.00

Long-term Debt Prior Fiscal Year-end: 0.00

Revenue/Sales Most Recent Fiscal Year-end: 0.00

Revenue/Sales Prior Fiscal Year-end: 0.00

Cost of Goods Sold Most Recent Fiscal Year-end: 0.00

Cost of Goods Sold Prior Fiscal Year-end: 0.00

Taxes Paid Most Recent Fiscal Year-end: 0.00

Taxes Paid Prior Fiscal Year-end: 0.00

Net Income Most Recent Fiscal Year-end: 0.00

Net Income Prior Fiscal Year-end: 0.00

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer: Otto Connect, Inc.

Signature: James R Varner
James Varner (Oct 30, 2020 11:49 EDT)

Title: President and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: James R Varner
James Varner (Oct 30, 2020 11:49 EDT)

Title: President and CEO

Date: 10-30-2020

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: David B Irons
David B Irons
David B Irons (Nov 1, 2020 09:31 EST)

Title: COO

Date: 10-30-2020

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Aysegul Berenson
Aysegul Berenson
Aysegul Berenson (Nov 1, 2020 13:48 PST)

Title: CFO

Date: 10-30-2020